Fourth Quarter and Full Year 2019 Earnings Call February 20, 2020 Exhibit 99.2

Forward-looking statements Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This press release may contain “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties.  Many risks and uncertainties are inherent in our industry and markets, while others are more specific to our business and operations. These risks and uncertainties include, but are not limited to: market competition; economic downturn; disruption to business operations; the inability to meet customer demand and quality requirements; the loss of key customers, suppliers or other business relationships; the capacity and effectiveness of our hedging policy activities; the loss of key employees; levels of indebtedness which could limit our operating flexibility and opportunities; and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

Non-GAAP measures This presentation includes information regarding certain non-GAAP financial measures, including Adjusted EBITDA, Adjusted EBITDA per metric ton, Free Cash Flow and Net debt. These measures are presented because management uses this information to monitor and evaluate financial results and trends and believes this information to also be useful for investors. Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an adjusted EBITDA-related performance measure when reporting their results. Adjusted EBITDA, Adjusted EBITDA per Metric Ton, Free Cash Flow and Net debt are not presentations made in accordance with IFRS and may not be comparable to similarly titled measures of other companies. These non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures. This presentation provides a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures. We are not able to provide a reconciliation of Adjusted EBITDA guidance to net income, the comparable GAAP measure, because certain items that are excluded from Adjusted EBITDA cannot be reasonably predicted or are not in our control. In particular, we are unable to forecast the timing or magnitude of realized and unrealized gains and losses on derivative instruments, metal lag, impairment or restructuring charges, or taxes without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, our net income in the future.

Jean-Marc Germain Chief Executive Officer

} Total Shipments of 1.6 million tons, up 4% YoY } Revenue increased 4% YoY to €5.9 billion } Net income of €64 million compared to net income of €190 million in 2018 } Adjusted EBITDA of €562 million increased 13% YoY } Cash from Operations of €447 million in 2019 } Free Cash Flow of €175 million in 2019 } Net Debt / LTM Adjusted EBITDA of 3.9x } Project 2019 run rate cost savings of €78 million Strong Adjusted EBITDA growth and significant Free Cash Flow generation in 2019 FY 2019 Highlights

} Total Shipments of 368 thousand tons, comparable to Q4 2018 } Revenue decreased 2% YoY to €1.4 billion } Net income of €22 million compared to net loss of €57 million in Q4 2018 } Adjusted EBITDA of €121 million increased 15% YoY } Cash from Operations of €107 million in Q4 2019 } Free Cash Flow of €18 million in Q4 2019 Solid results; fourth consecutive quarter of positive Free Cash Flow generation Q4 2019 Highlights

Peter Matt Chief Financial Officer

Adjusted EBITDA Bridges FY 2019 vs. FY 2018 Q4 2019 vs. Q4 2018 € millions +15% +13% € millions

Q4 2019 Performance Ø Adjusted EBITDA of €63 million Ø Higher automotive shipments offset by lower packaging shipments Ø Improved price and mix Ø Favorable metal costs, partially offset by higher costs from the ramp up of automotive programs Packaging and Automotive Rolled Products Q4 Adjusted EBITDA Bridge € in millions Q4 2019 Q42018 Var. Shipments (kt) 255 254 1 % Revenues (€m) 711 737 (3)% Adj. EBITDA (€m) 63 55 13 % Adj. EBITDA (€ / t) 245 219 12 % FY Adjusted EBITDA Bridge € in millions * Record Adjusted EBITDA in 2019

Q4 2019 Performance Ø Adjusted EBITDA of €45 million Ø Lower TID shipments partially offset by higher Aerospace shipments Ø Improved price and mix from both TID and Aerospace Ø Higher costs, primarily labor and energy Aerospace and Transportation Q4 Adjusted EBITDA Bridge € in millions Q4 2019 Q42018 Var. Shipments (kt) 56 59 (6)% Revenues (€m) 350 349 0 % Adj. EBITDA (€m) 45 38 18 % Adj. EBITDA (€ / t) 807 643 26 % FY Adjusted EBITDA Bridge € in millions * Record Adjusted EBITDA in 2019

Q4 2019 Performance Ø Adjusted EBITDA of €21 million Ø Executing on growth plan with higher Automotive shipments, offset by lower Industry shipments Ø Continued elevated costs related to our footprint expansion and operational challenges on some of our newer automotive programs Automotive Structures and Industry Q4 Adjusted EBITDA Bridge € in millions Q4 2019 Q42018 Var. Shipments (kt) 57 57 1 % Revenues (€m) 324 324 0 % Adj. EBITDA (€m) 21 21 2 % Adj. EBITDA (€ / t) 369 367 0 % FY Adjusted EBITDA Bridge € in millions

Project 2019 Three Pillars Cost Reduction } €78 million of annual run rate cost savings achieved as of December 31, 2019 } Exceeded €75 million Project 2019 target } Confident in ability to realize further cost savings over time Working Capital Improvement } Strong working capital performance on improved operational performance and increased discipline } Significant contributor to Free Cash Flow in 2019 } Continue to expect working capital investments related to the ramp up of growth projects Capital Discipline } €271 million of capital spending in 2019 is €84 million below the 2016 spending peak 80 Successful completion of Project 2019; launching "Horizon 2022"

Free Cash Flow Ø Free Cash Flow: €125-175 million Ø Capex: €250 million Ø Cash interest: €140-150 million Ø Cash taxes: €10-20 million 2019 Free Cash Flow Highlights Ø Free Cash Flow generation of €175 million in 2019 Ø Significant improvement from 2018 Ø Four consecutive quarters of FCF Ø Strong trade working capital performance Ø Delivers on a financial target originally set in March 2017 FY19 FY18 Net cash flows from operating activities 447 66 Purchases of property, plant and equipment (271) (277) Equity contributions and loans to joint-ventures — (24) Other investing activities (1) 10 Free Cash Flow 175 (225) Current 2020 Expectations Strong Free Cash Flow performance in 2019

Ø Committed to deleveraging Ø Leverage at 3.9x at year end Ø Repaid leases at Bowling Green in Q1 and €100 million of 2021 notes in Q3 Ø Ample liquidity of over €500 million Net Debt and Liquidity € in millions Net Debt and Leverage Maturity Profile Liquidity Reduced leverage, ample liquidity and no bond maturities until 2021 € in millions € in millions Leverage: Net Debt / LTM Adjusted EBITDA Debt / Liquidity Highlights

Jean-Marc GermainChief Executive Officer

End Market Updates

Market	Highlights	% LTM Revenue
Packaging	‣ Market strong in North America and in Europe ‣ Focus on sustainability driving increased demand for aluminium cans ‣ Conversions to ABS to help North American market over the medium to long term ‣ Conversion from steel to aluminium continues in Europe	37%
Automotive	‣ Aluminium penetration driving increased demand for rolled and extruded products ‣ Demand for luxury cars, light trucks, and SUVs remains strong ‣ Pockets of weakness in broader automotive market persist	27%
Aerospace	‣ Long-term secular growth trend intact with passenger traffic expected to grow ‣ OEM backlogs remain strong ‣ Near-term demand remains strong despite 737-MAX uncertainty	15%
Other Specialties	Transportation, Industry and Defense: ‣ North America: Strong defense market; weak transportation and industry markets ‣ Europe: Strong defense market; stable industry market at a low base Industry (Extrusions) ‣ Europe: Stable demand with strong rail market	21%

Diversified end market exposure; primarily targets secular growth markets

Constellium

Fourth Quarter 2019 – Earnings Call 16

Financial Guidance and Outlook Focused on delivering on our strategy and increasing shareholder value Targets for 2020 : u Adjusted EBITDA growth of 6% to 9% u Free Cash Flow of €125 million to €175 million Targets for 2022: u Adjusted EBITDA of over €700 million u Net Debt / Adjusted EBITDA of 2.5x

Q&A

Appendix

December 31, 2019 September 30, 2019 June 30, 2019 March 31, 2019 December 31, 2018 Borrowings 2,361 2,370 2,378 2,421 2,151 Fair value of cross currency basis swaps, net of margin calls 6 (5) 8 2 9 Cash and cash equivalents (184) (152) (213) (222) (164) Cash pledged for issuance of guarantees — — — — — Net Debt 2,183 2,213 2,173 2,201 1,996 LTM Adjusted EBITDA 562 545 524 512 498 Leverage 3.9x 4.1x 4.1x 4.3x 4.0x Net Debt Reconciliation € millions

Reconciliation of Net Income to Adjusted EBITDA  € millions Three months endedDecember 31, 2019 Three months endedDecember 31, 2018 Net income / (loss) 22 (57) Income tax expense (10) 2 Income before income tax 12 (55) Finance costs – net 40 32 Share of loss / (income) of joint-ventures 3 10 Income from operations 55 (13) Depreciation and amortization 73 56 Restructuring costs 2 — Unrealized (gains) / losses on derivatives (20) 31 Unrealized exchange losses / (gains) from remeasurement of monetary assets and liabilities – net — — (Gains) / Losses on pension plans amendments (2) 3 Share based compensation costs 4 3 Metal price lag 6 13 Start-up and development costs 3 5 Losses / (gains) on disposals 1 5 Bowling Green one-time costs related to the acquisition (1) — Other — 1 Adjusted EBITDA 121 104

Reconciliation of Net Income to Adjusted EBITDA  € millions Twelve months ended December 31, 2019 Twelve months ended September 30, 2019 Twelve months ended June 30, 2019 Twelve months ended March 31, 2019 Twelve months ended December 31, 2018 Net income / (loss) 64 (16) 200 238 190 Income tax expense 18 30 27 43 32 Income before income tax 82 14 227 281 222 Finance costs – net 175 167 160 157 149 Share of loss / (income) of joint-ventures (2) 6 16 25 33 Income from operations 255 187 403 463 404 Depreciation and amortization 256 239 224 210 197 Restructuring costs 4 2 2 1 1 Unrealized (gains) / losses on derivatives (33) 18 24 (1) 84 Unrealized exchange losses / (gains) from remeasurement of monetary assets and liabilities – net — — 1 — — (Gain) / loss on pension plan amendments (1) 4 (36) (36) (36) Share based compensation costs 16 15 13 12 12 Metal price lag 46 53 55 22 — Start-up and development costs 11 13 17 19 21 Losses / (Gains) on disposals 3 7 (187) (185) (186) Bowling Green one-time costs related to the acquisition 5 6 6 6 — Other — 1 2 1 1 Adjusted EBITDA 562 545 524 512 498

Borrowings Table December 31, 2019 December 31, 2018 € millions Nominal Value in Currency NominalRate Effective Rate Nominal Value in Euros (Arrangement fees) Accrued Interests CarryingValue CarryingValue Secured Pan US ABL (due 2022) $142 Floating 4.2% 127 — — 127 — Secured Inventory Based Facility (due 2021) — Floating — % — — — — — Senior Unsecured Notes Constellium SE(Issued May 2014, due 2024) $400 5.75% 6.26% 356 (3) 2 355 348 Constellium SE(Issued May 2014, due 2021) €200 4.63% 5.16% 200 (1) 1 200 300 Constellium SE(Issued February 2017, due 2025) $650 6.63% 7.13% 579 (10) 13 582 568 Constellium SE(Issued November 2017, due 2026) $500 5.88% 6.26% 445 (6) 10 449 440 Constellium SE(Issued November 2017, due 2026) €400 4.25% 4.57% 400 (6) 6 400 399 Unsecured Revolving Credit Facility (due 2021) — Floating — % — — — — — Lease liabilities  — — — 187 — 1 188 73 Other loans  — — — 59 — 1 60 23 Total Borrowings 2,353 (26) 34 2,361 2,151 Of which non-current 2,160 2,094 Of which current 201 57